NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Mondelēz International Inc.

NAME OF PERSON RELYING ON EXEMPTION: General Board of Pension and Health Benefits of The United Methodist Church, Incorporated in Illinois d/b/a Wespath Benefits and Investments

ADDRESS OF PERSON RELYING ON EXEMPTION: 1901 Chestnut Ave, Glenview, IL 60025

To:	Mondelēz International Inc. Shareholders
Subject:	2024 Proxy Statement—Item No. 8: Report on the implementation of Mondelēz’s Human Rights Policy in Conflict-Affected and High-Risk Areas
Date:	May 22, 2024
Contact:	Jake Barnett, Managing Director of Sustainable Investment Strategies, Wespath Benefits and Investments, jbarnett@wespath.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Wespath Benefits and Investments urges shareholders to vote FOR Proxy Item No. 8, Report on the Implementation of Mondelēz’s Human Rights Policy in Conflict-Affected and High-Risk Areas (CAHRA). The proposal will be voted on at the May 22, 2024, Annual Meeting of Mondelēz International Inc. (“Company” or “Mondelēz”).

Resolved

Shareholders request the Board of Directors commission an independent third-party report, at reasonable cost and omitting proprietary information, assessing the effectiveness of the company’s implementation of its Human Rights Policy (HRP) associated with operations in CAHRA,1 including Russia and Ukraine.

Filers of this resolution are requesting additional transparency concerning how Mondelēz manages potential misalignment between its operations in Russia, Ukraine, and other CAHRA and the Company’s public statements and commitments outlined in its HRP.2 As long-term shareholders concerned with material legal, regulatory, operational, and reputational impacts to Mondelēz, we find the current disclosure surrounding these CAHRA risks insufficient, preventing shareholders from examining the adequacy of the Company’s implementation of human rights-related risk prevention and mitigation measures compared to its stated commitments and disclosures.

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1 “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas,” OECD, March 20, 2013, http://dx.doi.org/10.1787/9789264185050-en

2 “Human Rights Policy,” Mondelēz, https://www.Mondelēzinternational.com/assets/PDFs/Mondelēz-International-Human-Rights-Policy.pdf

Operations in CAHRA: Russia and Ukraine

In the wake of Russia’s invasion of Ukraine, hundreds of American and European companies identified the Russian market as presenting immitigable and material human rights-related risks and exited, withdrew, or suspended operations.3 As communicated by the U.S. government’s recent business advisory on Russia, “… doing business in the Russian Federation and in Russia-occupied territories of Ukraine poses serious legal, financial, and reputational risks.”4

On March 9, 2022, Mondelēz released a public response to the invasion, stating the Company would scale back its non-essential operations, discontinue new capital investments, suspend advertising, and step-up humanitarian donations.5 The Company would, however, continue to operate in Russia.

Mondelēz generally acknowledged the risks of continued operations in the Company’s September 2023 10-Q, stating, “Our operations in Russia are subject to risks, including the temporary or permanent loss of assets or our ability to conduct business operations in Russia and the partial or full impairment of our Russian assets in future periods, or the termination of our business operations, based on actions taken by Russia, other parties or us.”6 However, given the severity of risks present in the Russian market as well as Mondelēz’s own commitments to human rights, we believe investors would benefit from increased transparency regarding how the Company has managed the human rights and material risks associated with continued operations in Russia.

For example, Mondelēz claimed it was fulfilling its commitment to scale back operations, initiating efforts to silo off its Russian subsidiary, and suffering a significant decline in sales, import volumes, and market share.7 However, Mondelēz statements are not aligned with reporting that indicates the Company’s operations have actually grown by some measures,8 including revenue and profit. 9

Accordingly, Mondelēz’s Russian operations continue to create reputational risks for the Company. The Ukrainian National Agency on Corruption Prevention previously designated Mondelēz as an international sponsor of war,10 one of only seven American companies to receive this dubious distinction. In response to this designation, a coalition of Nordic customers, including SAS, Norwegian Air, SJ AB, Strawberry Hotels, publicly stated they would not sell Mondelēz’s products due to the Company’s perceived support for the Russian state.11 Mondelēz’s operations in Russia have further been the subject of protests in Chicago, 12 Berlin, 13 Birmingham (UK), 14 advocacy campaigns,15 and widespread media coverage.16

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3 “Companies Are Getting Out of Russia, Sometimes at a Cost,” New York Times, October 14, 2022, https://www.nytimes.com/article/russia-invasion-companies.html

4 “Risks and Considerations for Doing Business in the Russian Federation and Russia-Occupied Territories of Ukraine,” U.S. Department of State, February 23, 2024, https://www.state.gov/russia-business-advisory/

5 “Our Statement on War in Ukraine,” Mondelēz, March 9, 2022, https://www.Mondelēzinternational.com/News/Statement-on-War-in-Ukraine/

6 “Form 10-Q,” Mondelēz, November 2, 2023, https://ir.Mondelēzinternational.com/static-files/10fc6791-6044-48e4-9bc2-fc70ae1a020e

7 Ibid.

8 Deena Shanker and Dasha Afanasieva, "Company That Makes Oreos Is Strong as Ever in Russia as War Drags On," Bloomberg, February 17, 2024, https://www.bloomberg.com/news/articles/2024-02-17/oreo-maker-mondelez-s-mdlz-russia-presence-strong-as-ever-as-war-drags-on

9 Ibid.

10 “NACP adds Barney the Bear to the list of international war sponsors,” National Agency on Corruption Prevention, May 25, 2023, https://nazk.gov.ua/en/news/nacp-adds-barney-the-bear-to-the-list-of-international-sponsors-of-war/

11 Terje Solsvik, “Oreo-maker Mondelēz faces Nordic backlash over Russia business,” Reuters, June 12, 2023, https://www.reuters.com/business/oreo-maker-Mondelēz-faces-nordic-backlash-over-russia-business-2023-06-12/

12 Monica Eng, “Foreign wars hit Chicago food companies,” AXIOS Chicago, October 31, 2023, https://www.axios.com/local/chicago/2023/10/31/mcdonalds-Mondelēz-israel-russia-ukraine-protests-boycott

13 “Milka-Schande in Russland,” Bild, November, 23, 2023, https://www.bild.de/politik/ausland/politik-ausland/ukraine-aktivisten-fordern-boykott-milka-schokolade-in-russland-weiter-im-angebo-86197546.bild.html.

14 Denys Svyrydenkov, “Protest at Cadbury Word denounces Mondelez’s financial contribution to Russia’s wartime budget,” Euromaidan Press, March 18, 2024, https://euromaidanpress.com/2024/03/18/protest-at-cadbury-world-denounces-mondelezs-financial-contribution-to-russia%CA%BCs-wartime-budget/

15 Mark Raczkiewycz, “Main Ukrainian Advocacy Groups in US Targets Global Snack Maker Mondelēz for ‘War Profiteering’ in Russia,” Kyiv Post, November 7, 2023, https://www.kyivpost.com/post/23763

16 Matt Egan, “Exclusive: ‘Shameful and unethical.’ Heineken, Unilever and Oreo maker Mondelēz accused of breaking promises to leave Russia,” CNN Business, July 11, 2023, https://www.cnn.com/2023/07/10/business/russia-companies-leaving-putin/index.html

2

Exposure to Material Human Rights Risks in Other CAHRA

Mondelēz’s sourcing practices in other CAHRA similarly expose the Company to salient human rights harms and material risks. For example, in 2022, Mondelēz was reported to be sourcing palm oil from Brasil Biofuels (BBF) and Agropalma, both of which are connected to violations against local communities. These violations are in turn fueling local conflict between communities and BBF-paid security guards.17 According to research conducted by Global Witness, BBF tortured, intimidated, and harassed local community members. Agropalma has been connected with forced displacement and land grabbing. Unlike some of its peers, such as Unilever,18 Mondelēz failed to publicly respond to the allegations.

Mondelēz also maintains operations in several other CAHRA with increased fragility, conflict, and violence that could create further risks for the Company’s assets. Specifically, Mondelēz operates in the Philippines,19 Egypt,20 Nigeria,21 Côte D’Ivoire,22 Ghana,23 Guatemala,24 and Pakistan,25 all markets which are characterized by heightened levels of human rights violations, corruption, low-level conflict, and state fragility. Operations in these countries create material risks for Mondelēz’s production, sourcing, and employees and place the Company at risk of association with salient human rights and conflict-related harms. Effective mitigation of these risks requires developing a heightened human rights due diligence (HRDD) process within a robust human rights policy and assessing, addressing, and mitigating the risks associated with these types of high-risk markets.

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17 Bruna Bronoski, “Brazil, palm oil producers launch an avalanche of litigation,” Latin America Bureau, May 5, 2023, https://lab.org.uk/brazil-palm-oil-producers-launch-an-avalanche-of-litigation/

18 https://www.unilever.com/files/73ee99fa-70a6-49e2-a253-75f55438a5ff/unilever-palm-oil-grievance-tracker.pdf

19 “Philippines - About Us,” Mondelēz, https://www.Mondelēzinternational.com/Philippines/

20 “Egypt - About Us,” Mondelēz, https://www.Mondelēzinternational.com/Egypt/

21 “Nigeria - About Us,” Mondelēz, https://www.Mondelēzinternational.com/Nigeria/

22 Allie Brundey and Reynolds Taylor, “There will be no more cocoa here - how companies are extracting the west African cocoa sector to death,” Corporate Accountability Lab, September 2023, https://static1.squarespace.com/static/5810dda3e3df28ce37b58357/t/6515a2e3206855235dcb3c5a/1695916782152/There+Will+Be+No+More+Cocoa+Here+-+Final+Engligh.pdf

23 Ibid.

24 “Mondelēz International’s response on sourcing from REPSA,” Business & Human Rights Resource Centre, July 2, 2021, https://www.business-humanrights.org/en/latest-news/mondel%C4%93z-internationals-response-on-sourcing-from-repsa/

25 “Pakistan - About Us,” Mondelēz, https://www.Mondelēzinternational.com/Pakistan/

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Growing Demand for Strong CAHRA Risk Management

Another crucial consideration is the growing regulatory demand for HRDD from markets like the European Union.26 These frameworks call on companies to report on human rights and conflict as material risks27 and could expose companies to future liability for failing to address and report on Russia, Ukraine, and other CAHRA-based risks. Similarly, the UN Guiding Principles on Business and Human Rights (UNGPs) call on companies to conduct heightened HRDD in conflict-affected areas due to the acute nature of risks in these contexts. The U.S. Government’s recently released 2024 National Action Plan on Responsible Business Conduct expands on the call for heightened due diligence:

Businesses should assess the impacts of their actions not only on people but also on the conflict itself. This means conducting ongoing conflict analyses that identify the driving dynamics in the conflict and the main actors involved, especially if those actors have a relationship to the business.28

This regulatory backdrop complements increasing investor concern about the same issues. In its annual survey, US SIF found that, among institutional investors with over $6 trillion in assets under management, “conflict risk” was the second most important ESG criteria to consider when making socially responsible investment decisions.29 Further, public investor statements on the crises in Ukraine,30 Myanmar,31 and the Xinjiang Uyghur Autonomous Region32 collectively garnered signatures from hundreds of institutional investors representing over $11 trillion assets under management. Likewise, a recent survey of 1,200 CEOs indicated 97 percent of respondents altered investment plans due to geopolitical volatility and over one-third relocated operations based on conflict-related risks.33

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26 “Sustainability-related disclosure in the financial services sector,” European Commission, https://finance.ec.europa.eu/sustainable-finance/disclosures/sustainability-related-disclosure-financial-services-sector_en

27 “Report on enterprise value - Illustrated with a prototype climate-related financial disclosure standard,” Disclosure Insight Action, Climate Disclosure Standards Board, GRI, Integrated Reporting, and SASB, December 2020, http://www.entegreraporlamatr.org/tr//mailing/25122020/images/Reporting-on-enterprise-value_climate-prototype_Dec20.pdf

28 “2024 National Action Plan on Responsible Business Conduct,” U.S. Department of State, March 2024, https://www.state.gov/wp-content/uploads/2024/03/2024-United-States-Government-National-Action-Plan-on-Responsible-Business-Conduct.pdf

29 “2022 Report on US Sustainable Investing Trends,” US SIF, 2022, https://www.ussif.org//Files/Trends/2022/Institutional%20Investors%202022.pdf

30 “Investor Statement on the Crisis in Ukraine,” Business & Human Rights Resource Centre, May 16, 2022, https://media.business-humanrights.org/media/documents/Investor_Statement_on_the_Crisis_in_Ukraine_16_May_2022.pdf

31 “Investor Statement on Human Rights and Business Activities in Myanmar,” Investor Alliance for Human Rights, July 16, 2021, https://investorsforhumanrights.org/sites/default/files/attachments/2021-07/Investor%20Statement%20on%20Human%20Rights%20in%20Myanmar%2016%20July%202021.pdf

32 “Investor Expectations on Human Rights Crisis in the Xinjiang Uyghur Autonomous Region,” Investor Alliance for Human Rights, April 2022, https://investorsforhumanrights.org/sites/default/files/attachments/2022-04/XUAR%20Investor%20Expectations%20Statement%20-%20April%202022.pdf

33 “The CEO Imperative: How will CEOs respond to a new recession reality?” EY, January 2023, https://assets.ey.com/content/dam/ey-sites/ey-com/en_us/topics/ceo/ey-ceo-outlook-pulse-survey-january-2023-global-report.pdf

4

Mondelēz Misaligned with Stated Commitments

Through its HRP and various public statements, Mondelēz has committed to various human rights-related standards and frameworks. Mondelēz’s HRP incorporates elements of internationally recognized human rights standards, including the Universal Declaration of Human Rights and UNGPs.34 The Company has made progress in advancing their risk identification efforts through the development and publication of its annual Human Rights Due Diligence and Modern Slavery Report. 35

In its opposition statement, Mondelēz argues the requested report would be “unproductive and duplicative” because the Company has already disclosed sufficient information under its annual Human Rights Due Diligence and Modern Slavery Report and Snacking Made Right Report. However, through all its public facing reporting, Mondelēz has failed to provide sufficient information regarding risk management in Russia, with disclosures limited to financial performance, rote recitation of high-level risks, and basic information on the status of its operations in the country. Of note, the Company’s 2022 Snacking Made Right Report fails to even mention the Russian market, let alone disclose a summary of the HRDD that justified its choice to remain in Russia or how the Company is mitigating the well-documented, heightened human rights and material risks, as called for by the U.S. Government’s Russian Business Advisory.

Mondelēz highlights its relatively sophisticated human rights procedures and commitments in its opposition statement as a justification for pushing against this resolution. However, the Company has failed to disclose adequate information to assure shareholders that the Company is meeting these internal policy commitments, its responsibility to govern human rights and material risks on behalf of shareholders, and its responsibilities under international human rights instruments. Specifically, our analysis finds that Mondelēz has not:

•	Reported on measures the Company has taken to prevent and/or mitigate the human rights and material risks associated with operational disruptions (including the conscription of staff and nationalization of assets), potential violations of evolving regulations, reputational harm, and contributing to Russian violations of international law in Ukraine; or
●	Developed and implemented additional measures to conduct heightened HRDD in CAHRA as called for by the UNGPs and the Russia Business Advisory and in line with its industry peers.

The Company also does not appear to display a commitment to transparency in engaging with broader stakeholders. The filer’s experience with engaging the Company on these issues has been largely limited to repetitions of the Mondelēz’s public statements concerning operations in Russia and Ukraine.

Further, Mondelēz did not answer investor questions regarding these risks during the most recent virtual Annual General Meeting (AGM). Despite promising to answer all submitted questions in a post-AGM document, the Company modified the questions asked and again pointed shareholders to public statements that failed to address the questions posed. When faced with questions surrounding Mondelēz’s lack of action and disclosure related to Russia/Ukraine risks during the 2023 Purpose Day, a live-streamed event designed to highlight Mondelēz’s social responsibility efforts, the Company moderator censored participant questions and comments.36

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34 “Human Rights,” Mondelēz, https://www.Mondelēzinternational.com/Snacking-Made-Right/ESG-Topics/Human-Rights/

35 “Human Rights Due Diligence & Modern Slavery Report 2022,” Mondelēz, https://www.Mondelēzinternational.com/-/media/Mondelēz/About-Us/Human-Rights/MDLZ-HRDD-and-Modern-Slavery-Report-2021.pdf

36 “Mondelēz International deletes “uncomfortable” questions and comments on its profitable business in Russia,” B4Ukraine, https://b4ukraine.org/whats-new/oreo-maker-silences-ukrainians

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This trend of dismissing investor and stakeholder concerns about CAHRA risks was repeated most recently by Mondelēz’s CEO Dirk Van de Put, who stated “I don’t think [investors] morally care…” whether companies continued to do business in Russia.37 This statement received strong negative response, including from Wespath’s CEO, who responded that these statements are “tin-eared and false.”38

Mondelēz is also lagging industry peers that have exited Russia based on the immitigable risks posed by the market. Notable examples from the fast-moving consumer goods industry include Lindt & Sprüngli Group Lindt, Walkers Shortbread, and Tunnock’s, which all exited the Russian market in response to the invasion of Ukraine.39 We believe these peer companies demonstrate better policy, practice, governance, and disclosure related to the myriad risks associated with business operations and relationships in the Russian market when compared to Mondelēz’s current practices.

In the face of material risks associated with remaining in the Russian market, Mondelēz’s public statements, lack of responsiveness to inquiries from investors and other stakeholders, and absence of disclosure on due diligence processes point to inadequate implementation of the HRP.

With all this in mind, we have strong conviction that, without a report that analyzes Mondelēz’s increased human rights and material risks specific to operating in Russia/Ukraine and other CAHRA, and details on how these policies and practices manage said risks, investors cannot assess the Company’s adherence to its HRP and due diligence commitments, alignment with the UNGPs, and the extent to which it is exposed to heightened legal, regulatory, operational, and reputational risks.

We therefore urge shareholders to vote FOR Item 8.

For further information, please contact Jake Barnett at jbarnett@wespath.org.

THE PURPOSE OF THIS COMMUNICATION IS TO GIVE SHAREHOLDERS INFORMATION FOR WHEN THEY REVIEW WESPATH BENEFITS AND INVESTMENTS’ SHAREHOLDER RESOLUTION. THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY WESPATH BENEFITS AND INVESTMENTS.

PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO WESPATH BENEFITS AND INVESTMENTS. WESPATH BENEFITS AND INVESTMENTS IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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37 “Mondelez chief says investors do not ‘morally care’ if groups stay in Russia,” Financial Times, February 21, 2024, https://www.ft.com/content/10621358-55f2-4152-90a4-4cb4fea5116a

38 “Letter to the Editor: Mondelez Indifference on Russia is Tin-eared,” Republished on Wespath website with permission from Financial Times, March 8, 2024, https://www.wespath.org/News/Mondelez-Letter#!/page:1

39 “Death and Treats,” B4Ukraine, October 25, 2022, https://b4ukraine.org/whats-new/for-every-less-ethical-candy-maker

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